Exhibit 99.1

Phoenix New Media Reports Third Quarter 2014 Unaudited Financial Results

3Q14 Net Advertising Revenues Up 45.5% YOY

3Q14 Income from Operations was RMB70.1 million

3Q14 Adjusted Income from Operations Up 14.8% YOY to RMB87.9 million

3Q14 Diluted EPS was RMB0.90

3Q14 Adjusted Diluted EPS Up 13.6% YOY to RMB1.21

 Live Conference Call to be Held at 7:00 PM U.S. Eastern Time on November 13

BEIJING, China, November 13, 2014 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “PNM”, “ifeng” or the “Company”), today announced its unaudited financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Highlights

•                  Net advertising revenues increased by 45.5% year over year to RMB325.8 million (US$53.1 million).

•                  Income from operations was RMB70.1 million (US$11.4 million). Adjusted income from operations1 increased by 14.8% year over year to RMB87.9 million (US$14.3 million).

•                  Net income attributable to Phoenix New Media Limited was RMB69.6 million (US$11.3 million). Adjusted net income attributable to Phoenix New Media Limited increased by 13.7% year over year to RMB93.3 million (US$15.2 million).

•                  Net income per diluted ADS2 was RMB0.90 (US$0.15). Adjusted net income per diluted ADS increased by 13.6% year over year to RMB1.21 (US$0.20).

“We are very pleased with our strong financial performance in the third quarter,” stated Mr. Shuang Liu, CEO of Phoenix New Media. “We are particularly proud of the significant progress ifeng continues to achieve with regards to new advertising initiatives and the growth of our in-house video content production capabilities. On the native advertising side, we partnered with some well-known international brands on innovative native advertisement projects which have turned out to be immensely successful in terms of viewership and revenue contributions. As we expand in the native advertising arena, we are also exploring personalized marketing, as characterized by our strategic investment in the personalized news-feed mobile app, Yidian Zixun. Looking ahead, as we continue to improve our mobile product development and content generation capabilities, we are confident in our ability to remain firmly ahead of the curve in capitalizing on emerging trends in order to continuously expand our user base, strengthen monetization efforts and in turn deliver long-term value to our shareholders. “

1  An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Use of Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures”.

2  “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

Mr. Ya Li, President of Phoenix New Media, stated, “In the third quarter, the incremental revenue growth and operating margin improvement were largely supported by the strong 45.5% year-over-year growth in net advertising revenues. As we have strengthened our advertising capabilities, we continue to invest in our platform by enhancing our mobile product offering and supporting the steady growth of our verticals. Our auto, real estate, fashion, finance, and sports verticals have continued to pick up momentum in attracting new users, serving to further elevate our brand recognition and provide us with future monetization opportunities. Furthermore, on the video side, the ongoing success of several of our in-house productions, which are co-developed with Phoenix TV, continues to demonstrate the strong potential of our convergence strategy and has enabled us to implement multiple monetization strategies that aim to diversify and streamline the content distribution process.”

Third Quarter 2014 Financial Results

REVENUES

Total revenues for the third quarter of 2014 increased by 14.0% to RMB431.8 million (US$70.3 million) from RMB378.7 million in the same period last year.

Net advertising revenues (net of advertising agency service fees), for the third quarter of 2014 increased by 45.5% to RMB325.8 million (US$53.1 million) from RMB223.8 million in the same period last year, primarily due to an increase in average revenue per advertiser (“ARPA”) of 36.6% year over year to RMB0.9 million (US$0.1 million) and an increase in the total number of advertisers of 6.5% year over year to 358.

Paid service revenues for the third quarter of 2014 decreased by 31.6% to RMB106.0 million (US$17.3 million) from RMB154.9 million in the same period last year. Mobile value-added services (“MVAS”)3 revenues for the third quarter of 2014 decreased by 41.2% to RMB77.9 million (US$12.7 million) from RMB132.4 million in the same period last year, primarily due to a decrease in revenues generated from wireless value-added services with telecom operators. Games and others4 revenues for the third quarter of 2014 increased by 25.2% to RMB28.1 million (US$4.6 million) from RMB22.5 million in the same period last year, due to the increase of non-recurring content sales.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for the third quarter of 2014 increased by 4.3% to RMB202.9 million (US$33.1 million) from RMB194.4 million in the same period last year, primarily due to an increase in content and operational costs and sales taxes and surcharges, offset by a decrease in revenue sharing fees. Content and operational costs for the third quarter of 2014 increased to RMB104.3 million (US$17.0 million) from RMB75.5 million in the same period last year, primarily due to an increase in staff-related costs and advertisement-related content production costs. Revenue sharing fees to telecom operators and channel partners for the third quarter of 2014 decreased to RMB43.9 million (US$7.1 million) from RMB76.2 million in the same period last year, primarily due to a decrease in MVAS revenues. Sales taxes and surcharges for the third quarter of 2014 increased to RMB33.9 million (US$5.5 million) from RMB24.4 million in the same period last year due to the growth in net advertising revenues. Bandwidth costs for the third quarter of 2014 increased to RMB20.8 million (US$3.4 million) from RMB18.3 million in the same period last year, primarily due to traffic growth over both PC and mobile platforms. Share-based compensation included in cost of revenues for the third quarter of 2014 was RMB5.7 million (US$0.9 million), compared to RMB1.9 million in the same period last year. The year-over-year increase in share-based compensation was primarily due to newly granted stock options in the last 12 months.

3  MVAS includes wireless value-added services, or WVAS, mobile video, mobile digital reading, mobile games and other paid services through China’s three telecom operators’ platforms.

4  Games and others include web-based games, content sales, and other online and mobile paid services through the Company’s own platforms.

Gross profit for the third quarter of 2014 increased by 24.2% to RMB228.9 million (US$37.3 million) from RMB184.3 million in the same period last year. Gross margin for the third quarter of 2014 increased to 53.0% from 48.7% in the same period last year, mainly due to the less contribution to total revenues from relatively lower margin paid services revenues. Adjusted gross margin, which excludes share-based compensation, for the third quarter of 2014 increased to 54.3% from 49.2% in the same period last year.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for the third quarter of 2014 increased by 44.8% to RMB158.8 million (US$25.9 million) from RMB109.7 million in the same period last year. The increase in operating expenses was primarily attributable to the increase in expenses associated with the Company’s marketing and promotional initiatives and staff-related expenses relating to technology and product development. Share-based compensation included in operating expenses for the third quarter of 2014 was RMB12.2 million (US$2.0 million), compared to RMB0.04 million in the same period last year. The year-over-year increase in share-based compensation was primarily due to newly granted stock options in the last 12 months.

Income from operations for the third quarter of 2014 was RMB70.1 million (US$11.4 million), compared to RMB74.6 million in the same period last year, due to the increase in expenses associated with the Company’s marketing and promotional initiatives, staff-related expenses relating to technology and product development and share-based compensation, also partially offset by the increase in the Company’s gross profit. Operating margin for the third quarter of 2014 was 16.2%, compared to 19.7% in the same period last year.

Adjusted income from operations, which excludes share-based compensation, for the third quarter of 2014 increased by 14.8% to RMB87.9 million (US$14.3 million) from RMB76.6 million in the same period last year. Adjusted operating margin for the third quarter of 2014 increased to 20.4% from 20.2% in the same period last year.

OTHER INCOME

Other income reflects interest income, foreign currency exchange gain or loss, gain on disposition of subsidiaries and acquisition of equity investments, loss from equity investments, and others, net5. Interest income for the third quarter of 2014 increased to RMB12.4 million (US$2.0 million) from RMB8.9 million in the same period last year. Foreign currency exchange loss for the third quarter of 2014 was RMB0.2 million (US$0.04 million), compared to foreign currency exchange gain of RMB3.0 million in the same period last year.

NET INCOME ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income attributable to Phoenix New Media Limited for the third quarter of 2014 was RMB69.6 million (US$11.3 million), compared to RMB80.0 million in the same period last year, due to the decrease in income from operations which stated above and the increase in the loss from equity investments. Net margin for the third quarter of 2014 was 16.1%, compared to 21.1% in third quarter of 2013. Net income per diluted ADS in the third quarter of 2014 was RMB0.90 (US$0.15), compared to RMB1.04 in the same period last year.

Adjusted net income attributable to Phoenix New Media Limited, which excludes share-based compensation, gain on disposition of subsidiaries and acquisition of equity investments, and loss from equity investments, for the third quarter of 2014 increased by 13.7% to RMB93.3 million (US$15.2 million) from RMB82.0 million in the same period last year.  The total amount of share-based compensation, gain on disposition of subsidiaries and acquisition of equity investments, and loss from equity investments for the third quarter of 2014 was RMB23.7 million (US$3.9 million), compared to RMB 2.0 million in the same period last year.  Adjusted net margin for the third quarter of 2014 was 21.6%, compared to 21.7% in the same period last year. Adjusted net income per diluted ADS in the third quarter of 2014 increased by 13.6% to RMB1.21 (US$0.20) from RMB1.06 in the same period last year.

As of September 30, 2014, the Company’s cash and cash equivalents and term deposits and short term investments were RMB1.36 billion (US$222.2 million).

For the third quarter of 2014, the Company’s weighted average number of ADSs used in the computation of diluted net income per ADS was 77,318,496. As of September 30, 2014, the Company had a total of 604,695,029 ordinary shares outstanding, or the equivalent of 75,586,879 ADSs.

Business Outlook

For the fourth quarter of 2014, the Company expects its total revenues to be between RMB439 million and RMB459 million. Net advertising revenues are expected to be between RMB329 million and RMB339 million. Paid service revenues are expected to be between RMB110 million and RMB120 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

5  “Others, net” primarily consists of government subsidies.

Share Repurchase Program

As of September 30, 2014, the Company had repurchased an aggregate amount of 1,844,059 American Depositary Shares (“ADSs”) at an aggregate cost of approximately US$18.7 million on the open market, pursuant to the share repurchase program approved by the board in May 2014. Under the share repurchase program, the Company has been authorized to repurchase up to US$50 million of its outstanding ADSs over a period not exceeding twelve (12) months beginning on May 14, 2014, the effective date of the program. The Company expects to continue to implement its share repurchase program in a manner consistent with market conditions and the interest of its shareholders, subject to the restrictions relating to volume, price and timing under applicable law.

Conference Call Information

The Company will hold a conference call at 7:00 p.m. U.S. Eastern Time on November 13, 2014 (November 14, 2014 at 8:00 a.m. Beijing / Hong Kong time) to discuss its third quarter 2014 unaudited financial results and operating performance.

To participate in the call, please dial the following numbers:

International:	+6567239385
Mainland China:	4001200654
Hong Kong:	+85230186776
United States:	+18456750438
Conference ID:	25806247

A replay of the call will be available through November 20, 2014 by dialing the following numbers:

International:	+61290034211
Mainland China:	4006322162
Hong Kong:	+85230512780
United States:	+16462543697
Conference ID:	25806247

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses adjusted gross profit, adjusted gross margin, adjusted income from operations, adjusted operating margin, adjusted net income attributable to Phoenix New Media Limited, adjusted net margin and adjusted net income per diluted ADS, each of which is a non-GAAP financial measure. Adjusted gross profit is gross profit excluding share-based compensation. Adjusted gross margin is adjusted gross profit divided by total revenues. Adjusted income from operations is income from operations excluding share-based compensation. Adjusted operating margin is adjusted income from operations divided by total revenues. Adjusted net income attributable to Phoenix New Media Limited is net income attributable to Phoenix New Media Limited excluding share-based compensation, gain on disposition of subsidiaries and acquisition of equity investments, and loss from equity investments. Adjusted net margin is adjusted net income attributable to Phoenix New Media Limited divided by total revenues. Adjusted net income per diluted ADS is adjusted net income attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation, gain on disposition of subsidiaries and acquisition of equity investments, and loss from equity investments add clarity to the constituent parts of its performance. The Company reviews adjusted net income together with net income to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using multiple measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for its investors. The Company also believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation, gain on disposition of subsidiaries and acquisition of equity investments, and loss from equity investments. Share-based compensation and loss from equity investments have been and will continue to be significant and recurring in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.1380 to US$1.00, the noon buying rate in effect on September 30, 2014 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

In Beijing, China: Jeremy Peruski

In New York City: Katherine Knight

Tel: +1 (646) 277-1276

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	US$
	Revised	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	845,138	613,025	99,874
Restricted cash	10,000	—	—
Term deposits and short term investments	556,672	750,801	122,320
Accounts receivable, net	353,379	496,883	80,952
Amounts due from related parties	125,158	198,838	32,395
Prepayment and other current assets	27,911	101,555	16,545
Deferred tax assets	22,779	24,056	3,919
Total current assets	1,941,037	2,185,158	356,005
Non-current assets:
Property and equipment, net	95,126	92,967	15,146
Intangible assets, net	7,919	7,079	1,153
Equity investments	—	19,435	3,166
Other non-current assets	12,678	15,292	2,492
Total non-current assets	115,723	134,773	21,957
Total assets	2,056,760	2,319,931	377,962
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	218,604	259,321	42,248
Amounts due to related parties	21,034	25,105	4,090
Advances from customers	10,732	20,537	3,346
Taxes payable	58,140	87,582	14,269
Salary and welfare payable	98,831	97,467	15,879
Accrued expenses and other current liabilities	62,153	86,936	14,164
Total current liabilities	469,494	576,948	93,996
Long-term liabilities	12,231	16,116	2,626
Total liabilities	481,725	593,064	96,622
Shareholders’ equity
Phoenix New Media Limited shareholders’ equity
Class A ordinary shares	18,530	18,824	3,067
Class B ordinary shares	22,053	22,053	3,593
Additional paid-in capital	1,734,993	1,772,633	288,797
Treasury stock	—	(107,642)	(17,537)
Statutory reserves	50,330	50,330	8,200
Retained earnings/(Accumulated deficit)	(194,601)	21,583	3,516
Accumulated other comprehensive loss	(60,127)	(53,780)	(8,762)
Total Phoenix New Media Limited shareholders’ equity	1,571,178	1,724,001	280,874
Noncontrolling interests	3,857	2,866	466
Total shareholders’ equity	1,575,035	1,726,867	281,340
Total liabilities and shareholders’ equity	2,056,760	2,319,931	377,962

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2013	2014	2014	2014	2013	2014	2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising revenues	223,831	290,968	325,756	53,072	599,797	851,649	138,750
Paid service revenues	154,910	119,905	106,017	17,272	424,569	348,146	56,720
Total revenues	378,741	410,873	431,773	70,344	1,024,366	1,199,795	195,470
Cost of revenues	(194,434)	(197,501)	(202,889)	(33,054)	(511,710)	(574,261)	(93,558)
Gross profit	184,307	213,372	228,884	37,290	512,656	625,534	101,912
Operating expenses:
Sales and marketing expenses	(65,839)	(72,823)	(80,541)	(13,122)	(185,337)	(230,097)	(37,487)
General and administrative expenses	(16,604)	(26,436)	(36,933)	(6,017)	(70,756)	(96,071)	(15,652)
Technology and product development expenses	(27,224)	(33,045)	(41,345)	(6,736)	(79,306)	(105,177)	(17,135)
Total operating expenses	(109,667)	(132,304)	(158,819)	(25,875)	(335,399)	(431,345)	(70,274)
Income from operations	74,640	81,068	70,065	11,415	177,257	194,189	31,638
Other income:
Interest income	8,860	12,617	12,428	2,025	23,253	37,070	6,039
Foreign currency exchange gain/(loss)	3,008	139	(231)	(38)	15,150	(6,960)	(1,134)
Gain on disposition of subsidiaries and acquisition of equity investments	—	4,658	—	—	—	22,351	3,641
Loss from equity investments	—	(4,026)	(5,855)	(954)	—	(11,422)	(1,861)
Others, net	2,769	6,577	5,681	926	7,423	18,048	2,940
Income before tax	89,277	101,033	82,088	13,374	223,083	253,276	41,263
Income tax expense	(9,235)	(15,941)	(13,545)	(2,207)	(26,396)	(38,083)	(6,204)
Net income	80,042	85,092	68,543	11,167	196,687	215,193	35,059
Net loss/(income) attributable to noncontrolling interests	—	(630)	1,018	166	—	991	161
Net income attributable to Phoenix New Media Limited	80,042	84,462	69,561	11,333	196,687	216,184	35,220
Net income	80,042	85,092	68,543	11,167	196,687	215,193	35,059
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	(3,722)	(784)	(20)	(3)	(17,581)	6,347	1,034
Comprehensive income	76,320	84,308	68,523	11,164	179,106	221,540	36,093
Comprehensive loss/(income) attributable to noncontrolling interests	—	(630)	1,018	166	—	991	161
Comprehensive income attributable to Phoenix New Media Limited	76,320	83,678	69,541	11,330	179,106	222,531	36,254
Net income attributable to Phoenix New Media Limited	80,042	84,462	69,561	11,333	196,687	216,184	35,220
Net income per Class A and Class B ordinary share:
Basic	0.13	0.14	0.12	0.02	0.32	0.36	0.06
Diluted	0.13	0.14	0.11	0.02	0.32	0.35	0.06
Net income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	1.07	1.12	0.92	0.15	2.59	2.87	0.47
Diluted	1.04	1.09	0.90	0.15	2.52	2.79	0.45
Weighted average number of Class A and Class B ordinary shares used in computing net income per share:
Basic	599,683,858	604,231,733	602,442,619	602,442,619	607,657,461	602,873,027	602,873,027
Diluted	617,788,630	622,050,594	618,547,971	618,547,971	623,179,760	620,892,502	620,892,502

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended September 30, 2013				Three Months Ended June 30, 2014				Three Months Ended September 30, 2014
		Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	184,307	1,929	(1)	186,236	213,372	2,439	(1)	215,811	228,884	5,660	(1)	234,544
Gross margin	48.7%			49.2%	51.9%			52.5%	53.0%			54.3%
Income from operations	74,640	1,973	(1)	76,613	81,068	8,443	(1)	89,511	70,065	17,872	(1)	87,937
Operating margin	19.7%			20.2%	19.7%			21.8%	16.2%			20.4%

						8,443	(1)
						4,026	(2)			17,872	(1)
		1,973	(1)			(4,658	)(3)			5,855	(2)
Net income attributable to Phoenix New Media Limited	80,042	1,973		82,015	84,462	7,811		92,273	69,561	23,727		93,288
Net margin	21.1%			21.7%	20.6%			22.5%	16.1%			21.6%
Net income per ADS—diluted	1.04			1.06	1.09			1.19	0.90			1.21
Weighted average number of ADSs used in computing diluted net income per ADS	77,223,579			77,223,579	77,756,324			77,756,324	77,318,496			77,318,496

(1) Excludes share-based compensation

(2) Excludes loss from equity investments

(3) Excludes gain on disposition of a subsidiary and acquisition of equity investment

Details of cost of revenues are as follows:

	Three Months Ended
	September 30,	June 30,	September 30,	September 30,
(Amounts in thousands)	2013	2014	2014	2014
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue sharing fees	76,182	59,210	43,882	7,149
Content and operational costs	75,538	83,729	104,347	17,000
Bandwidth costs	18,331	19,933	20,771	3,384
Sales taxes and surcharges	24,383	34,629	33,889	5,521
Total cost of revenues	194,434	197,501	202,889	33,054